September 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christine Westbrook
Ms. Mary Beth Breslin

Re:	Durect Corporation
Registration Statement on Form S-3
Filed August 2, 2018
File No. 333-226518

Ladies and Gentlemen:

Durect Corporation (the “Company”) respectfully submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “SEC”) received by letter dated August 14, 2018, relating to the Company’s Registration Statement on Form S-3 (File No. 333-226518), filed with the Commission on August 2, 2018 (the “Form S-3”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed each comment with the Company’s response thereto.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 25

1.

Please incorporate by reference your registration statement on Form 8-A filed September 22, 2000, as amended. Please also incorporate by reference your current report on Form 8-K filed August 6, 2018. Refer to Item 12(a) of Form S-3 and Securities Act Forms, Compliance and Disclosure Interpretations Question 123.05.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Registration Statement to incorporate by reference the Form 8-A filed September 22, 2000, as amended, and the Form 8-K filed August 6, 2018, as well as the other filings with the SEC made prior to the filing of Amendment No. 1 to the Registration Statement.

Please direct your questions or comments regarding this letter or Amendment No. 1 to the Registration Statement to the undersigned at (408) 777-1417. Thank you for your assistance.

Sincerely,

DURECT CORPORATION

By:	/s/ James E. Brown
Name: James E. Brown
Title: Chief Executive Officer

cc:

Stephen Thau

Alfredo B.D. Silva

Morrison & Foerster LLP